UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 11, 2010

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith & Nephew 2009 Preliminary results—strong finish to the year”, dated February 11, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc (Registrant)

Date: February 11, 2010	By:	/S/ SUSAN HENDERSON
Susan Henderson Company Secretary

Item 1

Smith & Nephew plc 15 Adam Street London WC2N 6LA England	T 44 (0) 207 401 7646 F 44 (0) 207 960 2350 www.smith-nephew.com

Smith & Nephew 2009 Preliminary results—strong finish to the year

11 February 2010

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the fourth quarter, and preliminary results for the year, ended 31 December 2009.

	3 months* to			12 months to
	31 Dec 2008	31 Dec 2009	Underlying Increase	31 Dec 2008	31 Dec 2009	Underlying Increase
	$m	$m	%	$m	$m	%
Revenue[1]	960	1,066	4	3,801	3,772	2
Trading profit[2]	222	254	9	776	857	15
Operating profit[2]	179	189		630	723
Trading margin (%)	23.2	23.8	60bps	20.4	22.7	230 bps
EPSA (cents)[3]	16.6	20.3		55.6	65.6
EPS (cents)	13.3	14.5		42.6	53.4

Business Unit revenue[1]
Orthopaedics	550	593	2	2,158	2,135	1
Endoscopy	206	230	6	800	791	1
Advanced Wound Management	204	243	8	843	846	6

*	Q4 2009 comprises 64 trading days (2008—63 trading days)

Full Year Highlights

•    Reported revenue $3,772 million, underlying growth of 2%:

•    traditional hip and knee ranges performed well, particularly in the US

•    strong sports medicine repair sales growth, capital equipment market remains weak

•    Advanced Wound Management outperformed its market

•    Reported trading profit $857 million, up 15% underlying

•    Trading margin increased 230 basis points to 22.7%, driven by:

•    efficiency programmes and rigorous cost control

•    manufacturing operational improvements across all businesses

•    new Advanced Wound Management manufacturing facility in China

•    EPSA increased 18% to 65.6 cents, benefiting from a lower tax rate

•    Strong cash generation, net debt now below $1 billion

•    Investment in growth opportunities:

•    NPWT continues to gain momentum

•    strong growth from emerging market business

•    construction of new surgeon education facilities in the UK, Switzerland and China

•    Second interim dividend up 10% to 8.93 cents per share

News

Q4 Commentary

•   Reported revenue $1,066 million, underlying growth of 4%

•   Reported trading profit $254 million, up 9% underlying

•   Trading margin rises 60 basis points to 23.8%

•   EPSA increased 22% to 20.3 cents, benefiting from a 25.0% tax rate

•   Orthopaedics improves on the previous two quarters, driven by US Reconstruction performance

•   Endoscopy repeats strong Arthroscopy sales growth

•   Robust Advanced Wound Management performance

Commenting on the full year, David Illingworth, Chief Executive of Smith & Nephew, said:

“Smith & Nephew has exited 2009 with positive underlying revenue growth, strong trading margin improvement and has delivered trading profit growth of 15%.

We have accomplished this by focusing on our customers and providing them with innovative products which offer clinical and cost efficiency benefits. We are continually looking for, and delivering, greater efficiency across our operations, which is allowing us to increase our investment in growth opportunities, such as new products and geographic expansion.

We had a strong finish to the year and are pleased with our achievements in these challenging conditions. We have successfully improved many areas of Smith & Nephew’s business and are working hard at the remaining areas, as well as identifying further opportunities. We are confident that we have the strategy, and people, to deliver continued sustainable long-term growth for our shareholders.”

Analyst presentation and conference call

An analyst presentation and conference call to discuss Smith & Nephew’s fourth quarter and preliminary results for the year will be held at 9.00am GMT/4.00am EST today, Thursday 11 February. This will be broadcast live on the company’s website and will be available on demand shortly after the close of the call at http://www.smith-nephew.com/Q409. A podcast will also be available at the same address. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0) 201 104 3230 in the UK or +1 347 532 1804 in the US. Analysts should contact Sarah Halestrap on +44 (0) 20 7960 2257 or by email at sarah.halestrap@smith-nephew.com for conference details.

Notes

1	Unless otherwise specified as ‘reported’, all revenue increases/decreases throughout this document are underlying increases/decreases after adjusting for the effects of currency translation. See note 3 to the financial statements for a reconciliation of these measures to results reported under IFRS.
2	A reconciliation from operating profit to trading profit is given in note 4 to the financial statements. The underlying increase in trading profit is the increase in trading profit after adjusting for the effects of currency translation.
3	Adjusted earnings per ordinary share (“EPSA”) growth is as reported, not underlying, and is stated before restructuring and rationalisation costs, acquisition related costs, amortisation of acquisition intangibles and impairments and taxation thereon. See note 2 to the financial statements.
4	All numbers given are for the quarter ended 31 December 2009 unless stated otherwise.

Enquiries

Investors	+44(0) 20 7401 7646
Liz Hewitt
Phil Cowdy
Smith & Nephew

Media
Jon Coles	+44(0) 20 7404 5959
Justine McIlroy
Brunswick—London

Cindy Leggett-Flynn	+1(212) 333 3810
Brunswick—New York

Fourth Quarter Results

Smith & Nephew achieved a strong finish to the year, delivering growth in underlying revenue and trading profit and an improved trading profit margin. Overall market conditions remained similar to that in the previous quarter.

We generated revenues of $1,066 million, compared to $960 million in 2008, and underlying growth of 4% on the same period last year, after adjusting for positive currency movements of 7%. We benefited from one additional sales day compared to the prior year which added an estimated 1% to the Group’s growth rate.

Trading profit in the quarter was $254 million, representing strong underlying growth of 9%. The Group trading margin increased by 60 basis points to 23.8%.

The net interest charge was $10 million.

The tax charge for the quarter was 25.0% on profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles and impairments. The rate benefited from favourable progress on the negotiation of various outstanding issues. Adjusted attributable profit of $180 million is before the costs of restructuring and rationalisation, acquisition related costs and amortisation of acquisition intangibles and impairments and taxation thereon.

Adjusted earnings per share increased by 22% to 20.3¢ (101.5¢ per American Depositary Share, “ADS”). Basic earnings per share was 14.5¢ (72.5¢ per ADS) compared with 13.3¢ (66.5¢ per ADS) in 2008.

A second interim dividend for 2009 of 8.93 US cents per ordinary share, an increase of 10%, has been declared by the Board and will be paid on 12 May 2010 to shareholders on the register at the close of business on 23 April 2010.

Trading cash flow (defined as cash generated from operations less capital expenditure but before acquisition related costs and restructuring and rationalisation costs) was $284 million in the quarter reflecting a trading profit to cash conversion rate of 112%.

Net debt decreased by $133 million in the quarter to $943 million.

Orthopaedics

Orthopaedics (consisting of Reconstruction, Trauma and Clinical Therapies) delivered revenues of $593 million in the quarter, an increase of 2% on the prior year on an underlying basis.

Geographically, Orthopaedics revenues grew by 3% in the US, fell by 1% in Europe and grew by 3% in the rest of the world.

Orthopaedic Reconstruction revenues grew by 4%, another quarter of sequential improvement. We estimate that the market grew at 6%, confirming our view that market conditions are beginning to stabilise. We have seen, as anticipated, a modest increase in pricing pressure. Our US Reconstruction business grew in line with the market rate of 9%.

Our global hip franchise grew by 3% and global knees by 5%. Our traditional hip and knee ranges continue to perform well, particularly in the US where revenue growth was double digit percentage. Our R3¯ Acetabular System in hips and VISIONAIRE¯ Patient Matched Instrumentation sets are now being launched in Europe and Australia.

Orthopaedic Trauma revenues fell by 2% to $112 million. As noted previously, this performance was impacted by the comparable period including significant military orders and the persistent weakness of the external fixation market. During the period we have increased our recruitment and training of sales representatives.

Clinical Therapies revenues fell by 4% to $65 million.

Orthopaedics increased its trading margin by 70 basis points to 23.9%.

Endoscopy

Endoscopy revenues increased by 6% to $230 million, reflecting a strong finish to the year in Europe, which grew by 10%, and the rest of the world, which grew by 19%. US revenues fell by 3%, where an improved performance in Arthroscopy was again held back by a significant decline in Visualization.

Arthroscopy grew by 13% globally, with excellent revenue growth in sports medicine repair and a better quarter in resection, where we have introduced our new platform of radiofrequency devices. Visualisation sales fell by 21% as the weakness in the capital equipment related market continued. During 2009 Endoscopy significantly increased its number of new product launches.

The trading margin for Endoscopy was exceptionally strong at 28.2%, up 260 basis points on last year, due to continued favourable product mix, tight budgetary discipline and operational excellence.

Advanced Wound Management

Advanced Wound Management revenues grew 8% to $243 million, ahead of the market growth rate of 4%.

Geographically, Europe grew by 9% with a strong performance in our largest markets—the UK, Germany and France—benefiting from market share gains as a result of targeted investments. In the US revenues grew by 5%, predominantly driven by continued growth of our Negative Pressure Wound Therapy (“NPWT”) franchise through expanding our customer base. The rest of the world grew by 9% due to a strong performance in the emerging markets.

Exudate Management grew by 10% and Infection Management by 14%. We acquired at the end of the quarter substantially all the assets of Nucryst Pharmaceuticals Corp., which licences and manufactures our range of ACTICOAT¯ silver dressings, for $21 million plus the value of the working capital.

Our NPWT business continues to gather momentum. During 2010 we are committed to further broadening our product range and delivering to clinicians the choice of treatment and support they demand. The defence of our intellectual property position has continued with the commencement of a trial in the US in early February 2010.

Advanced Wound Management achieved a trading margin of 19.2%, which, as anticipated, was slightly less than the 20.6% in the comparable period, due to the phasing of costs and NPWT investment. For 2009 as a whole the trading margin increased significantly by 360 basis points to 18.9%.

Full Year Results

Smith & Nephew delivered revenues of $3,772 million an underlying increase of 2% compared to last year, after adjusting for adverse currency movements of 3%. All of our global business units reported underlying revenue growth. Trading profit increased by 15% to $857 million. These results were achieved against a background of challenging conditions in our markets.

Orthopaedics achieved annual revenues of $2,135 million and grew by 1% with Orthopaedic Reconstruction growing by 2%, Orthopaedic Trauma flat and Clinical Therapies down 3%.

In Orthopaedic Reconstruction our new products, such as the R3 Acetabular System, and traditional hip and knee ranges, such as the LEGION¯ Total Knee System, have performed well. Our products targeted at younger, more active patients have not fared as well due in part to a greater exposure to the impact of the global recession. Pricing pressure increased modestly from previous years as healthcare payers have reacted to the economic climate. In Europe we have strengthened our management team and they are implementing a series of operational improvements. Our emerging market business remained strong throughout the year and we opened our first training centre in Shanghai, China. We completed the US Deferred Prosecution Agreement in March and have continued to enhance our ethics and compliance programme globally.

Our Orthopaedic Trauma performance was impacted by the relative weakness of the external fixation market, where Smith & Nephew has a strong position, and by some military orders we received in 2008 which were not repeated. We are focused on improving our sales and marketing execution to gain further growth from our strong product range.

Clinical Therapies revenues reflected economic conditions and increased competitive pressures.

Endoscopy delivered revenue of $791 million, an increase of 1%. Visualisation sales fell by 20% as hospitals deferred capital equipment purchases due to the economic climate. Arthroscopy grew by 7% driven by continued double digit percentage growth in sports medicine repair products with new introductions, such as the BICEPTOR¯ Tenodesis System for biceps tendon repair and the bioabsorbable OSTEORAPTOR¯ Anchor for use in the shoulder and hip.

Advanced Wound Management revenues grew 6% to $846 million, ahead of the market at 4%, with all geographic regions contributing to the growth. Our position in the NPWT market continues to strengthen; we expanded our dressings range, launched our RENASYS¯ enhanced pump range and won a series of intellectual property legal challenges. Our Exudate and Infection Management performance has been supported by the launches of products such as ALLEVYN¯ GENTLE Ag and ACTICOAT¯ Flex.

Trading profit for the year was up 15% to $857 million with a trading margin of 22.7%, an increase of 230 basis points over last year. This has been achieved through manufacturing operational improvements and rigorous cost control across all businesses, together with specific efficiency programmes. For example, Advanced Wound Management opened a new manufacturing facility in Suzhou, China and consolidated its UK wholesale distribution arrangements and Orthopaedics rationalised its European infrastructure. This has been in parallel with investments for the future, such as constructing medical education facilities in the UK, Switzerland and China, expanding our biologics investment and driving our emerging markets strategy.

The net interest charge for the year was $40 million.

Amortisation of acquisition intangibles and impairments includes a write down of $32 million relating to assets held for disposal and impairment of intangible assets.

The tax charge was $198 million, including tax on adjusting items. The effective tax rate for the year was 27.9% on profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles and impairments. This is a lower rate than expected due to the favourable progress in, and resolution of, certain historic issues.

Adjusted attributable profit of $580 million is before the costs of restructuring and rationalisation, acquisition related costs, amortisation of acquisition intangibles and impairments and taxation thereon. Attributable profit was $472 million.

EPSA rose by 18% to 65.6¢ (328.0¢ per ADS). Reported basic earnings per share was 53.4¢ (267.0¢ per ADS).

We achieved a strong trading cash flow of $771 million compared with $612 million a year ago (trading cash flow is defined as cash generated from operations less capital expenditure but before acquisition related costs and restructuring and rationalisation costs). This is a trading profit to cash conversation ratio of 90% compared with 79% in 2008. We have reduced our net borrowings from a reported peak of $1,205 million at the end of June 2009 to $943 million at the year end. Our principal loan facility of $2.5 billion runs until May 2012.

Outlook

In the second half of 2009 there were signs that conditions in our markets are stabilising, although we remain cautious about the pace of the recovery. We believe that the pricing environment will remain a challenge, but that mix benefits will continue to be available for products which demonstrate clinical and cost benefits. The long-term demand fundamentals underpinning our sector, particularly demographics and emerging markets, remain favourable and substantial.

During 2010, in Orthopaedic Reconstruction we expect to grow at around the market rate, with our European business continuing to improve. In Orthopaedic Trauma we are committed to achieving a sustainable market growth rate. In Endoscopy we expect to achieve strong revenue growth in the repair segment; it is difficult to predict when capital equipment sales will recover. In Advanced Wound Management we believe we will continue to grow at above the market rate.

We made strong trading margin progress during 2009. We continue to be focused on longer term improvements which will deliver efficiencies and facilitate increased investment in growth opportunities.

We had a strong finish to the year and are pleased with our achievements in these challenging conditions. We have successfully improved many areas of Smith & Nephew’s business and are working hard at the remaining areas, as well as identifying further opportunities. We are confident that we have the strategy, and people, to deliver continued sustainable long-term growth for our shareholders.

About Us

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, including Reconstruction, Trauma and Clinical Therapies; Endoscopy; and Advanced Wound Management. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company operates in 32 countries around the world. Annual sales in 2009 were $3.8 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under “Outlook” are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

¯	Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office

SMITH & NEPHEW plc

2009 QUARTER FOUR AND FULL YEAR RESULTS

Unaudited Group Income Statement for the 3 months and year ended 31 December 2009

3 Months 2008	3 Months 2009		Notes	Year Ended 2009	Year Ended 2008
$m	$m			$m	$m
960	1,066	Revenue	3	3,772	3,801
(262)	(301)	Cost of goods sold		(1,030)	(1,077)

698	765	Gross profit		2,742	2,724
(482)	(529)	Selling, general and administrative expenses		(1,864)	(1,942)
(37)	(47)	Research and development expenses		(155)	(152)

179	189	Operating profit	4	723	630
—	1	Interest receivable		2	5
(17)	(11)	Interest payable		(42)	(71)
—	(5)	Other finance costs		(15)	(1)
—	1	Share of results of associates		2	1

162	175	Profit before taxation		670	564
(45)	(47)	Taxation	9	(198)	(187)

117	128	Attributable profit (A)		472	377

		Earnings per share (A)	2
13.3¢	14.5 ¢	Basic		53.4 ¢	42.6 ¢
13.3¢	14.5 ¢	Diluted		53.3 ¢	42.4 ¢
Unaudited Group Statement of Comprehensive Income for the 3 months and year ended 31 December 2009
3 Months 2008	3 Months 2009			Year Ended 2009	Year Ended 2008
$m	$m			$m	$m
117	128	Attributable profit		472	377
		Other comprehensive income:
(58)	(9)	Translation adjustments		60	(99)
(14)	16	Net gains/(losses) on cash flow hedges		2	4
(199)	34	Actuarial gains/(losses) on defined benefit pension plans		41	(215)
70	(16)	Taxation on items relating to components of other comprehensive income		(12)	71

(201)	25	Other comprehensive income/(expense) for the period, net of tax		91	(239)

(84)	153	Total comprehensive income/(expense) for the period (A)		563	138

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2009 QUARTER FOUR AND FULL YEAR RESULTS—(continued)

Unaudited Group Balance Sheet as at 31 December 2009

	31 Dec 2009	31 Dec 2008
	$m	$m
ASSETS
Non-current assets
Property, plant and equipment	753	725
Goodwill	1,093	1,189
Intangible assets	412	376
Investments	7	7
Investment in associates	13	12
Deferred tax assets	202	214

	2,480	2,523

Current assets
Inventories	933	879
Trade and other receivables	946	961
Cash and bank	192	145

	2,071	1,985

Assets held for disposal	14	—

TOTAL ASSETS	4,565	4,508

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital	190	190
Share premium	382	375
Treasury shares	(794)	(823)
Other reserves	63	1
Retained earnings	2,338	1,956

Total equity	2,179	1,699

Non-current liabilities
Long-term borrowings	1,090	1,358
Retirement benefit obligation	322	350
Other payables due after one year	27	36
Provisions due after one year	53	51
Deferred tax liabilities	31	46

	1,523	1,841

Current liabilities
Bank overdrafts and loans due within one year	45	115
Trade and other payables	596	607
Provisions due within one year	55	54
Current tax payable	167	192

	863	968

Total liabilities	2,386	2,809

TOTAL EQUITY AND LIABILITIES	4,565	4,508

SMITH & NEPHEW plc

2009 QUARTER FOUR AND FULL YEAR RESULTS—(continued)

Unaudited Condensed Group Cash Flow Statement for the 3 months and year ended 31 December 2009

3 Months 2008	3 Months 2009		Notes	Year Ended 2009	Year Ended 2008
$m	$m			$m	$m
		Net cash inflow from operating activities
162	175	Profit before taxation		670	564
17	10	Net interest payable		40	66
93	111	Depreciation, amortisation and impairment		312	287
—	—	Utilisation of Plus inventory stepped-up on acquisition		—	15
7	3	Share based payment expense		18	24
—	(1)	Share of results of associates		(2)	(1)
(45)	84	Movement in working capital and provisions		(8)	(140)

234	382	Cash generated from operations (B)		1,030	815
(17)	(10)	Net interest paid		(41)	(63)
(44)	(66)	Income taxes paid		(270)	(186)

173	306	Net cash inflow from operating activities		719	566

		Cash flows from investing activities
(3)	(25)	Acquisitions		(25)	(16)
—	—	Cash received from Plus settlement	8	137	—
(91)	(117)	Capital expenditure		(318)	(289)

(94)	(142)	Net cash used in investing activities		(206)	(305)

79	164	Cash flow before financing activities		513	261

		Cash flows from financing activities
2	5	Proceeds from issue of ordinary share capital		7	19
2	7	Proceeds from own shares		10	4
(43)	(48)	Equity dividends paid		(120)	(109)
(33)	(144)	Cash movements in borrowings		(354)	31
—	—	Purchase of treasury shares		—	(193)
12	(5)	Settlement of currency swaps		(12)	5

(60)	(185)	Net cash used in financing activities		(469)	(243)

19	(21)	Net increase/(decrease) in cash and cash equivalents		44	18
109	198	Cash and cash equivalents at beginning of period		122	109
(6)	(3)	Exchange adjustments		8	(5)

122	174	Cash and cash equivalents at end of period (C)		174	122

B	After costs incurred in the year ended 31 December 2009 of $22 million (2008—$48 million) on acquisition related costs and $32 million (2008—$28 million) of outgoings on restructuring and rationalisation costs.

The costs in the three month period to 31 December 2009 were $6 million (2008—$13 million) on acquisition related costs and $12 million (2008—$2 million) of outgoings on restructuring and rationalisation costs.

C	Cash and cash equivalents at the end of the period are net of overdrafts of $18 million (2008—$23 million).

SMITH & NEPHEW plc

2009 QUARTER FOUR AND FULL YEAR RESULTS—(continued)

Unaudited Group Statement of Changes in Equity for the year ended 31 December 2009

	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2009 (audited)	190	375	(823)	1	1,956	1,699
Total comprehensive income	—	—	—	62	501	563
Equity dividends accrued and paid	—	—	—	—	(120)	(120)
Share based payment recognised	—	—	—	—	18	18
Deferred tax on share based payment	—	—	—	—	2	2
Cost of shares transferred to beneficiaries	—	—	29	—	(19)	10
Issue of ordinary share capital	—	7	—	—	—	7

At 31 December 2009	190	382	(794)	63	2,338	2,179

	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2008 (audited)	190	356	(637)	96	1,811	1,816
Total comprehensive income	—	—	—	(95)	233	138
Equity dividends accrued and paid	—	—	—	—	(109)	(109)
Share based payment recognised	—	—	—	—	24	24
Cost of shares transferred to beneficiaries	—	—	7	—	(3)	4
Issue of ordinary share capital	—	19	—	—	—	19
Purchase of treasury shares	—	—	(193)	—	—	(193)

At 31 December 2008 (audited)	190	375	(823)	1	1,956	1,699

SMITH & NEPHEW plc

2009 QUARTER FOUR AND FULL YEAR RESULTS—(continued)

NOTES

1.	The financial information herein has been prepared on the basis of the accounting policies as set out in the annual accounts for the Group for the year ended 31 December 2008. From 2009, the Group has adopted IFRS 8 Operating Segments and the revised standard IAS 1 Presentation of Financial Statements. These impact the presentation and disclosure of information, and therefore no comparative amounts require restatement. In addition, the Group has adopted IFRS 2 Amendment regarding Vesting Conditions and Cancellations, IAS 23 Borrowing Costs and Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements, none of which have had a significant effect on the reported results or financial position of the Group. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The financial information contained in this document does not constitute statutory accounts as defined in section 435 of the Companies Act 2006. The auditors issued an unqualified opinion on the Group’s statutory financial statements for the year ended 31 December 2008, which have been delivered to the Registrar of Companies. The financial information for the year ended 31 December 2009 has been extracted from the Group’s unaudited financial statements which will be delivered to the Registrar of Companies in due course.

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 884 million (2008—886 million). The diluted weighted average number of ordinary shares in issue is 885 million (2008—890 million).

3 Months 2008		3 Months 2009			Notes	Year Ended 2009		Year Ended 2008
$m		$m				$m		$m
117		128		Attributable profit		472		377
				Adjustments:
9		13		Restructuring and rationalisation costs	6	42		34
13		11		Acquisition related costs	7	26		61
21		41		Amortisation of acquisition intangibles and impairments	11	66		51
(13)		(13)		Taxation on excluded items	9	(26)		(30)

147		180		Adjusted attributable profit		580		493

16.6	¢	20.3	¢	Adjusted earnings per share		65.6	¢	55.6	¢
16.6	¢	20.3	¢	Adjusted diluted earnings per share		65.5	¢	55.4	¢

SMITH & NEPHEW plc

2009 QUARTER FOUR AND FULL YEAR RESULTS—(continued)

NOTES

3.	Revenue by segment for the three months and year ended 31 December 2009 was as follows:

					Underlying growth in revenue
3 Months 2008	3 Months 2009		Year Ended 2009	Year Ended 2008	3 Months 2009	Year Ended 2009
$m	$m		$m	$m	%	%
		Revenue by business segment
550	593	Orthopaedics	2,135	2,158	2	1
206	230	Endoscopy	791	800	6	1
204	243	Advanced Wound Management	846	843	8	6

960	1,066		3,772	3,801	4	2

		Revenue by geographic market
449	458	United States	1,664	1,657	2	—
331	381	Europe (D)	1,313	1,398	4	1
180	227	Africa, Asia, Australasia & Other America	795	746	8	8

960	1,066		3,772	3,801	4	2

D	Includes United Kingdom twelve months revenue of $286 million (2008—$321 million) and three months revenue of $83 million (2008—$77 million).

Underlying revenue growth by business segment is calculated by eliminating the effects of translational currency. Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue	Constant currency exchange effect	Underlying growth in revenue
	%	%	%
12 Months
Orthopaedics	(1)	2	1
Endoscopy	(1)	2	1
Advanced Wound Management	—	6	6

	(1)	3	2

3 Months
Orthopaedics	8	(6)	2
Endoscopy	12	(6)	6
Advanced Wound Management	19	(11)	8

	11	(7)	4

SMITH & NEPHEW plc

2009 QUARTER FOUR AND FULL YEAR RESULTS—(continued)

NOTES

4.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

3 Months 2008	3 Months 2009		Notes	Year Ended 2009	Year Ended 2008
$m	$m			$m	$m
179	189	Operating profit		723	630
9	13	Restructuring and rationalisation costs	6	42	34
13	11	Acquisition related costs	7	26	61
21	41	Amortisation of acquisition intangibles and impairments	11	66	51

222	254	Trading profit		857	776

Trading and operating profit by business segment for the three months and year ended 31 December 2009 were as follows:
		Trading Profit by business segment
127	142	Orthopaedics		508	481
53	65	Endoscopy		189	166
42	47	Advanced Wound Management		160	129

222	254			857	776

		Operating Profit by business segment
106	97	Orthopaedics		410	382
37	51	Endoscopy		169	146
36	41	Advanced Wound Management		144	102

179	189			723	630

5.	Total Assets by business segment as at 31 December 2009 were as follows:

	31 Dec 2009	31 Dec 2008
	$m	$m
Orthopaedics	2,656	2,755
Endoscopy	705	690
Advanced Wound Management	810	704

Operating assets by business segment	4,171	4,149
Unallocated corporate assets (E)	394	359

Total assets	4,565	4,508

E	Consisting of deferred tax assets and cash at bank.

6.	Restructuring and rationalisation costs of $42 million (2008—$34 million) were incurred in the twelve month period to 31 December 2009. The charge in the three month period to 31 December 2009 was $13 million (2008—$9 million). These relate to the earnings improvement programme and mainly comprise of costs associated with the rationalisation of operational sites.

SMITH & NEPHEW plc

2009 QUARTER FOUR AND FULL YEAR RESULTS—(continued)

NOTES

7.	Acquisition related costs of $26 million (2008—$46 million) were incurred in the twelve month period to 31 December 2009. The charge in the three month period to 31 December 2009 was $11 million (2008—$13 million). These relate to the integration of the Plus business. In 2008 this included $15 million relating to the utilisation of the Plus inventory stepped up to fair value on acquisition.

8.	On 31 May 2007, the Group completed the acquisition of Plus Orthopedics Holding AG (“Plus”), a private Swiss orthopaedic company for a total of CHF1,086 million ($889 million) in cash, including assumed debt. This has been integrated into the Group’s Orthopaedics business segment.

In January 2009, the Group reached an agreement with the vendors of Plus to reduce the total original purchase price by CHF159 million. As part of the agreement, the Group dropped all its claims and released the vendors from substantially all of the remaining warranties under the original purchase agreement, as well as resolving the contractual purchase price adjustments.

9.	Taxation of $224 million (2008—$217 million) for the year on the profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles and impairments is at the full year effective rate. In 2009, a taxation benefit of $26 million (2008—$30 million) arose on restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles and impairments. Of the $198 million (2008—$187 million) taxation charge for the year, $174 million (2008—$144 million) relates to overseas taxation.

10.	The 2009 first interim dividend of $48 million being 5.46 US cents per ordinary share was paid on 3 November 2009. A second interim dividend for 2009 of 8.93 US cents per ordinary share has been declared by the Board and will be payable on 12 May 2010 to shareholders whose names appear on the register at the close of business of 23 April 2010. The Sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 23 April 2010. Shareholders may participate in the dividend re-investment plan.

With effect from 2010, ADS holders will be charged a dividend fee of up to 2.0 US cents per ADS per dividend payment. The fee is being implemented to offset some of the costs associated with administering the ADS facility and other expenses associated with a US listing. It is expected that a fee of 2.0 US cents will be deducted from the 2009 second interim dividend payment in May 2010 and a fee of 1.0 US cent will be deducted from the 2010 first interim dividend payment as and when declared and paid.

11.	During Quarter Four, the Group incurred $32 million (2008—$14 million) of impairment charges against goodwill and certain intangible assets arising from the acquisition of the pain management business and OsteoBiologics Inc. This charge has been reported within the selling, general and administrative expenses line in the income statement. In the reconciliation of operating profit to trading profit, this charge is reported within amortisation of acquisition intangibles and impairments.

SMITH & NEPHEW plc

2009 QUARTER FOUR AND FULL YEAR RESULTS—(continued)

NOTES

12.	Net debt as at 31 December 2009 comprises:

	Year Ended 2009	Year Ended 2008
	$m	$m
Cash and bank	192	145
Long-term borrowings	(1,090)	(1,358)
Bank overdrafts and loans due within one year	(45)	(115)
Net currency swap liabilities (F)	—	(4)

	(943)	(1,332)

The movements in the period were as follows:
Opening net debt as at 1 January	(1,332)	(1,310)
Cash flow before financing activities	513	261
Facility fee capitalised into borrowings	—	2
Proceeds from issue of ordinary share capital	7	19
Purchase of treasury shares	—	(193)
Equity dividends paid	(120)	(109)
Proceeds from own shares	10	4
Exchange adjustments	(21)	(6)

Closing net debt as at 31 December 2009	(943)	(1,332)

F	Net currency swaps of $nil million (2008—net currency swap liabilities of $4 million) comprise $nil million (2008—$4 million) of current liability derivatives within trade and other payables.